Exhibit 99.1

NEWS RELEASE

Toronto, April 7, 2020

Franco-Nevada Provides Portfolio and Corporate Updates

Franco-Nevada supports measures to address the COVID-19 pandemic and it is now into its fourth week of having its employees work remotely.  There are no known cases in the Company. Franco-Nevada has a very small organization and the transition to working remotely is working well.  The business development team has also developed work-arounds for various due diligence processes. Franco-Nevada is also closely monitoring the impact of the COVID-19 pandemic on its portfolio of assets.

Portfolio Updates

Gold and Gold Equivalent Mining Assets – Franco-Nevada remains in close contact with many of its operators who are facing increased challenges due to COVID-19.  Franco-Nevada has a diversified portfolio of 56 producing assets consisting of four larger cash-flowing assets, Antamina, Antapaccay, Candelaria and Cobre Panama and 52 smaller cash-flowing assets.  First Quantum announced today that operations at Cobre Panama have been temporarily suspended.  Antamina, Antapaccay and Candelaria continue to perform close to expectations based on recent information provided by the operators.  Of the 52 smaller cash-flowing assets in Franco-Nevada’s portfolio, 11 have announced temporarily reduced or curtailed production.  With the higher uncertainty going forward as to gold equivalent ounce (“GEO”) sales than when the original guidance was estimated, Franco-Nevada is withdrawing its GEO sales guidance for 2020 which was provided on March 9, 2020.  Note that the majority of Franco-Nevada’s assets are top line royalties and streams which do not bear associated carrying costs.  The impact to Franco-Nevada of temporarily reduced or curtailed production is essentially limited to a deferral of revenue.

Energy Assets – Franco-Nevada’s original energy guidance provided on March 9, 2020 was based on a $45/bbl WTI price assumption and assumed drilling activity at that price.  With the current volatility in the energy sector, Franco-Nevada is withdrawing its Energy revenue guidance for 2020 until the markets stabilize.  The Company will continue to review the carrying value of its Energy assets.

Franco-Nevada expects to provide a further portfolio update with the release of its Q1 results on May 6, 2020.  The Company will consider providing new guidance once operations in the mining industry and energy markets stabilize.

Corporate Updates

2020 Asset Handbook and 2020 ESG Report –  Franco-Nevada will release its 2020 Asset Handbook tomorrow with updated disclosures on Franco-Nevada’s extensive portfolio of assets including updated asset counts, Royalty Ounce estimations for each asset and total property acreage.  Also being released tomorrow is Franco-Nevada’s 2020 ESG report with updated disclosures on Franco-Nevada’s ESG efforts including new commitments such as the World Gold Council’s Responsible Gold Mining Principles and the UN Global Compact.  Both reports will be available on the Company’s website and hard copies can be obtained through info@franco-nevada.com.

Finance Update – Franco-Nevada is financially strong and debt-free.  As at March 31, 2020, the Company had cash and cash equivalents of approximately $205 million and undrawn credit facilities of $1.1 billion.  Franco-Nevada is well-positioned to make further investments to grow its diversified portfolio of assets.  Franco-Nevada has increased its dividend in each of the past 12 years.  The Company expects to announce its Q2 dividend on May 6, 2020 and to continue its track record of paying a sustainable and progressive dividend.

New Director Nominee – Franco-Nevada is pleased to announce that Maureen Jensen will be a nominee to the Board of Directors at its upcoming Annual and Special Meeting of shareholders scheduled on May 6, 2020.  Ms. Jensen joins the Board following a distinguished career in senior regulatory and business positions, most recently as Chair and Chief Executive Officer of the Ontario Securities Commission from 2016.  Ms. Jensen is also a Registered Professional Geoscientist and brings extensive experience and knowledge both in regulatory and governance matters and in geology and mining matters. On election, Franco-Nevada’s Board will then have three women directors.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana	Candida Hayden
Chief Financial Officer	Corporate Affairs
416-306-6303	416-306-6323
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, the Company’s expected use of the net proceeds of the ATM Program, and expected succession planning. In addition, statements (including data in tables) relating to reserves and resources and GEOs are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases, including the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.